

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Mitchell Geisler
Chief Executive Officer
Diagnostic Imaging International Corp.
#603-157 Adelaide Street West
Toronto, ON, Canada
M5H 4E7

>   **Re: Diagnostic Imaging International Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 22, 2013**
>   **File No. 333-136436**

Dear Mr. Geisler:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise or explain to us why you have not included in your preliminary proxy a resolution subject to shareholder advisory vote to approve the compensation of your named executive officers consistent with Rule 14a-21(a) of the Exchange Act, as well as the disclosure required by Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Carl Van Demark, Esq.